UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 18, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

2

FIBRIA CELULOSE S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807

(publicly-held company)

MINUTES OF THE EXTRAORDINARY MEETING OF

THE BOARD OF DIRECTORS

HELD ON NOVEMBER 13th 2013

Date, time and place: Held on November 13th, 2013, at 5:00 p.m., by teleconference, at the Company’s headquarters located at Alameda Santos, No. 1357, 6th floor, in the city of São Paulo, State of São Paulo.

Call: The call notice was dismissed, since all of the members of the Board of Directors were present.

Attendance: All members of the Board of Directors of the Company in office were present: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat.

Board:	Mr. José Luciano Duarte Penido — Chairman.
Mrs. Claudia Elisete Rockenbach Leal — Secretary

Agenda: (i) Authorize, in accordance with article 17 of the Company’s By-laws, the sale of land assets, located in the States of Mato Grosso do Sul, São Paulo, Espírito Santo and Bahia to Parkia Participações S.A. (“Parkia”); (ii) Authorize the Board of Officers to execute long term rural partnership agreements and wood supply agreements, by and between the parties and/or its controlled companies, which purpose are the land assets referred herein, and also to execute any and all necessary acts to fulfill the terms established herein; and (iii) Authorize the conduction of a feasibility study.

Resolutions: After discussion and analysis of the matters included on the agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the members of the Board of Directors:

(i)            Authorizes, in accordance with article 17 of the Company’s By-laws, the sale of up to 210.000 (two hundred and ten thousands) hectars of land assets, located in the States of Mato Grosso do Sul, São Paulo, Espírito Santo and Bahia, to Parkia Participações S.A. (“Parkia”), for the total amount of R$ 1,650,000,000.00 (one billion and six hundred and fifty million reais), that may be adjusted after the completion of the confirmatory due diligence;

(ii)           Authorizes the Board of Executive Officers, through its members or by attorney-in-facts duly designated, in accordance with the Company’s By-laws, to sign all documents and to execute all and any necessary acts to accomplish the resolution above, also, ratifies the document’s signatures and the acts already executed. Additionally, authorizes the negotiation and execution of long term rural partnerships agreements and wood supply agreements, by and between the parties and/or its controlled companies, which purpose are the land assets referred herein, and also to execute any and all necessary acts to fulfill the terms established herein; and

(iii)          Authorizes the conduction of a feasibility study of Três Lagoas // expansion project.

Closure: There being nothing else to address, the meeting was closed, these minutes were drawn up, which read and found to be accurate, was approved and signed by all present. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Silva D’Ambrósio; Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat; and Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, November 13th 2013.

We hereby certify that this is a true copy of the minutes of the Extraordinary Meeting of the Board of Directors held on November 13th, 2013 recorded at the proper book.

José Luciano Duarte Penido
Chairman

Claudia Elisete Rockenbach Leal
Secretary